Exhibit 12.1

GENCORP

RATIO OF EARNINGS TO FIXED CHARGES

							Pro Forma
						Quarter ended	Year ended
	Year ended November 30,					Feb. 29,	November 30,
	1999	2000	2001	2002	2003	2004	2003

Income from continuing operations before income taxes	74	87	187	42	17	(31)	19

Earnings of non-consolidated subsidiaries	—	—	—	—	—	—	—
Minority Interest	—	(3)	(4)	1	1	—	1
Fixed charges	7	20	39	23	37	13	50
Earnings available for fixed charges	81	104	222	66	55	(18)	70

Fixed Charges
Amortization of debt issuance costs	—	—	3	4	5	2	6
Interest Expense	6	18	33	16	28	10	40
Portion of Rent Expense Representing Interest	1	2	3	3	4	1	4
Total Fixed Charges	7	20	39	23	37	13	50

Ratio of Earnings to Fixed Charges	11.6	5.2	5.7	2.9	1.5	— *	1.4

* For the fiscal quarter ended February 29, 2004, our earnings were insufficient to cover fixed charges by approximately $31 million.